

Mail Stop 3720

May 24, 2010

<u>Via U.S. Mail and Facsimile (828-323-4849)</u>

Frank M. Drendel
Chairman and Chief Executive Officer
CommScope, Inc.
1100 CommScope Place, SE
Hickory, NC 28602

> **RE:** **CommScope, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed February 22, 2010**
> **File No. 001-12929**

Dear Mr. Drendel:

     We have reviewed your response letter dated May 18, 2010 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

<u>Form 10-K</u>
<u>Item 7. Management's Discussion and Analysis…, page 27</u>

<u>Liquidity and Capital Resources, page 44</u>

1. We note your response to comment one in our letter dated May 11, 2010, and we re-issue our comment. While we note your disclosure from your Form 10-Q filed April 29, 2010, this disclosure still does not provide an estimate of how much you may borrow to meet your future cash needs before you will be in <u>breach</u> of the financial covenants. In this regard, while the covenants themselves may not directly limit the availability of borrowing, they clearly impose an indirect obstacle to the company's ability to access the funds because, as you note on page 25 of your Form 10-Q, failure to comply with these covenants is an event of default that could result in the outstanding balance of your loans becoming due and payable immediately. Also, confirm that you will provide a more thorough discussion of how management intends to ensure compliance with these covenants in the future.

<u>Definitive Proxy Statement</u>

2. We note your response to comment two in our letter dated May 11, 2010; however, your draft disclosure does not discuss the effect the board's role in risk oversight has on the board's leadership structure. Explain how a combined Chairman/Chief Executive Officer and a fully independent audit committee "supports" risk oversight at the board level.

Form 10-Q for the quarterly period ended March 31, 2010
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical accounting policies, page 19

3. We note your representation that "There have been no changes in our critical accounting policies or significant accounting estimates as disclosed in our 2009 Annual Report on Form 10-K." In future filings please expand your disclosures to discuss why you believe that a goodwill interim impairment test was not necessary. Please provide us with your proposed disclosures.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Joseph Kempf, Staff Accountan, at (202) 551-3352 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Knight, Attorney-Advisor, at (202) 551-3370 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director